May 19, 2005


Steven N. Masket, Esq.
Executive Vice President and General Counsel
Maidenform Brands, Inc.
154 Avenue E
Bayonne, NJ 07002

	Re: 	Maidenform Brands, Inc.
		Form S-1 filed April 21, 2004
		File No. 333-124228

Dear Mr. Masket:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General
1. Please file all required exhibits in a timely manner so that we may have time to review them before you request effectiveness of your registration statement. Also, please confirm that any preliminary prospectus that you circulate will disclose all non-Rule 430A information, including the price range and related information based on a bona fide estimate of the public offering price within that range.

Cover Page
2. Please delete your reference to joint book-running managers.
Summary, page 1
3. The summary is intended to provide a brief overview of the key aspects of the offering. Your summary is too long and repeats much of the information fully discussed in your business section.
Please
revise to eliminate "our competitive strengths" and "our growth strategies" sections since that information is more appropriately discussed in the complete business section. The summary is only intended to provide a brief snapshot of the offering. See Instruction to Item 503 (a) of Regulation S-K.
4. Please revise the first paragraph to clarify that this summary highlights the "material" information regarding the offering and delete the language about the prospectus not containing all the information that may be important.
5. Please avoid reliance on defined terms like those in the second paragraph of the introductory to your summary. The meanings of the terms you use should be clear from context.  If they are, you do not
need the definitions. If they are not, you should revise to use terms that are clear. Please see Updated Staff Legal Bulletin No. 7
(June 7, 1999) sample comments 3 and 5.
6. We note your reference to data provided by NPD. Is this data derived from reports by NPD that are publicly available? If not, please file the proper consents. Also, provide support for the statistics and market information you believe is derived from data provided by NPD.
7. Please clarify in this section that management and principal stockholders will maintain control of the company after the offering.

Summary Historical and Unaudited Pro Forma Consolidated Financial and
Other Data, page 8
8. In view of your intention to use proceeds from the offering to redeem preferred stock, including accrued and unpaid dividends, please disclose pro forma EPS giving effect to the number of shares whose proceeds would be necessary to redeem the preferred stock and pay the associated accrued dividends. Such presentation should be accompanied by notes which make the computation of pro forma EPS transparent to investors. Please refer to SAB Topic 1.B.3 for guidance.
9. Please prominently identify EBITDA and Adjusted EBITDA as non-GAAP measures in your summary financial data. Please also revise note
(16) to the table to reference pages 52 and 53 where a more comprehensive discussion of the limitations involved in the use of these non-GAAP measures is included.

Risk Factors, page 11
10. Please revise the introductory paragraph to clearly indicate that the material risks are disclosed. Also, delete the third sentence referring to additional risks and uncertainties since this sentence mitigates the risk factors listed.
11. Please revise your risk factors to eliminate language like "we cannot predict" or "we cannot assure you." The real risk is the circumstances you describe, not your inability to give assurances or predict with certainty.

Our substantial leverage could adversely affect our financial condition, page 15
12. Please reference where in the registration statement a more detailed discussion of the financial and restrictive covenants may be found.

The loss of one or more of our suppliers of finished goods or raw materials . . ., page 16
13. Please specify whether you have any material contracts with your suppliers. If so, please discuss the material terms and file the contracts as exhibits.

Future sales of shares by us or our stockholders could limit our ability . . ., page 24
14. Please quantify to the extent practicable the "certain income tax benefits" you may not be able to realize.

Use of Proceeds, page 31
15. Please disclose here and in your summary that your preferred shareholders and advisory agreement parties are officers and directors and principal stockholders of your company.
16. Please revise to disclose the amount of proceeds that will be used (or that is needed, if the proceeds are insufficient) to 1) redeem outstanding shares of preferred stock; 2) redeem outstanding options to purchase your preferred stock; and 3) pay fees and expenses associated with the offering. Also, disclose the amount that will be available, if any, for general corporate purposes.

Unaudited Pro Forma Consolidated Statement of Income, page 35
17. Please include the preferred stock dividends and accretion and the net income (loss) applicable to common stockholders line items on the face of your pro forma consolidated statement of income. Additionally, please revise footnote (6) to show how you computed the pro forma adjustment for preferred stock dividends and accretion.

Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 42
18. We note that your discussion of changes in selling, general and administrative expenses addresses the change as a percentage of sales but does not address the absolute dollar change. While we expect that most selling costs track closely with changes in sales, we assume that general and administrative costs, such as corporate office overhead, are effectively fixed within certain ranges of sales volume. Therefore, please revise to discuss the nature and amount of the dollar changes in such costs, if material, and the specific factors driving those changes.
19. Please revise your discussion of liquidity and capital resources to provide the same type of cautionary disclosure you provided in the discussion of your results of operations with respect to your presentation of 2004 cash flow amounts on a combined basis. Similar to the disclosure provided in the results of operations section, such disclosure should clearly indicate that this approach is not consistent with GAAP and yields results that may not be comparable on a period-to-period basis. It should also indicate why you believe this is the most meaningful way to comment on your liquidity and capital resources for 2004 compared to 2003.
20. Please ensure your discussion and analysis of historical cash flows is not merely a recitation of changes evident from the financial statements. For example, you indicate that the decrease in fiscal 2004 cash from operating activities was primarily due to a reduction in net income partially offset by changes in current assets and current liabilities. Please provide analysis explaining the underlying reasons for the fluctuations in the working capital accounts. Also, provide insight into whether you expect your historical cash flows performance to be indicative of future performance and why or why not.

Business, page 62
21. Please provide support for your statements of leadership throughout this section:

* Your statement that you are a "pioneer" in the intimate apparel industry, page 62;

* The statements regarding market share and leadership in the second paragraph in the section entitled "overview" on page 62; and

* Your statement that you are one of the leading companies in the United States intimate apparel market, which had a retail market size of $9.1 billion, page 62.

Effective multi-brand, multi-channel distribution model, page 63
22. Please clarify what you mean when you speak of longstanding
"relationships" with your customers. For instance, do you have any material agreements or long-term contracts?

Trademarks, copyrights and licensing agreements, page 74
23. Please specify the duration of your material trademarks and licenses.

Legal Matters, page 119
24. Specify the "certain legal matters" that will be passed upon by
Cahill Gordon & Reindel LLP.

Principal and Selling Stockholders, page 99
25. Please identify the individuals who have voting or investment power over the shares listed for entities affiliated with AIG.
26. Is any selling stockholder a broker-dealer? If so, identify that stockholder as an underwriter.
27. For each selling stockholder that is an affiliate of a broker-dealer, disclose if true that:

* The selling stockholder purchased the shares in the ordinary course of business, and

* At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute them.

Alternatively, disclose that the stockholder is an underwriter.





Description of Indebtedness, page 106
28. We note you have entered into two senior secured credit facilities. Please tell us whether these credit facilities have been entered into with unaffiliated parties.

Lock-Up Agreements, page 108
29. Briefly explain the "certain exceptions" mentioned. Also tell us what factors UBS Securities LLC and Credit Suisse First Boston LLC would take into consideration in deciding whether to consent to a disposition of securities prior to the expiration of the lock-up.

Material United States federal income tax considerations to non-
U.S
holders, page 111
30. Please revise the heading of this section and the disclosure in the first paragraph in the section to indicate that you are discussing "material tax consequences."

Underwriting, page 113
31. Identify any members of the underwriting syndicate that will engage in any electronic offer, sale, or distribution of the shares and describe their procedures to us supplementally. If you become aware of any members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing.
In your discussion of the procedures, tell us how they ensure that the distribution complies with Section 5 of the Securities Act.
In
particular, address:

* the communication used;
* the availability of the preliminary prospectus;
* the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and
* the funding of an account and payment of the purchase price.

Finally, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response. We may have further comment.
32. Please explain whether you plan to have a directed share program for employees and others. If so, please supplementally tell us the mechanics of how and when these shares will be offered and sold to persons in the directed share program. For example, please explain for us how you will determine the prospective recipients of reserved shares. Tell us when and how they will indicate their interest in purchasing shares. Also, please tell us how and when the issuer and underwriters will contact the direct share investors, including the types of communications used. Will any electronic communications or procedures be used by the underwriter or company, such as e-mail? When will the shares and money be exchanged? When do purchasers become committed to purchase their shares? How and when will the number of shares offered be determined? Will the procedures for the directed share program differ from the procedures for the general offering to the public?

Where You Can Find More Information, page 119
33. We note your statement that disclosure in this prospectus is "not necessarily complete." Please be sure that you discuss in the body of the prospectus the material provisions of the material contracts or documents filed and revise to clarify that such descriptions are materially complete.

Financial Statements

General
34. In your next amendment, please ensure you update the financial statements and related financial information included in the filing to include your first quarter fiscal 2005 results. Refer to Rule
3-
12 of Regulation S-X.

Notes to Financial Statements

2.  Reorganization and Business Combination, page F-8
35. Please disclose a schedule showing the calculation of the total
purchase price that includes the value assigned to each non-cash component of the purchase price. Also, disclose the number of shares of equity interests issued or issuable, the value assigned to those
interests and the basis for determining that value.   Refer to
paragraph 51.d. of SFAS 141. Similar disclosure should also accompany your pro forma financial statements on page 35.
36. Pursuant to paragraph 51.a. of SFAS 141, please disclose the percentage of voting equity interest in Maidenform, Inc. acquired by
MF Acquisition Corporation. If the acquisition involved anything less than 100% of the previously outstanding common stock of Maidenform, Inc., please tell us why you believe this transaction is within the scope of EITF 88-16. Refer to the scope paragraph of the
EITF.
37. Please refer to Section 1 and Exhibit 88-16G of EITF 88-16 and tell us in detail how you determined there was a substantive, genuine, not temporary change in control upon acquisition of Maidenform, Inc. by MF Acquisition Corporation (later renamed Maidenform Brands, Inc.). We are particularly interested to understand whether Oaktree Capital Management, who had control of Maidenform, Inc. prior to the acquisition, is part of the new MF Acquisition Corporation control group, and if so, how this impacted your conclusion that there was a substantive change in control. Refer to paragraph a. of Section 1 of EITF 88-16. If you have determined that Oaktree Capital Management is not part of the new control group, please tell us how you made this determination. We are also concerned about your disclosure on page 98 with respect to the restrictions on your ability to enter into certain transactions without first obtaining the consent of Oaktree Capital Management. This would tend to suggest that Oaktree Capital Management may continue to be in control of the company. Refer to paragraph b. of
Section 1 of EITF 88-16. Finally, we are interested to understand how the MF Acquisition Corporation/Maidenform Brands, Inc. options issued to investors that are not members of the new control group were considered in determining there was a change in control.
38. As required by EITF 88-16, please disclose the accounting policy followed in determining the basis used to value your interest in Maidenform, Inc. and the rationale therefore. It may be helpful if in your explanation of the rationale for your accounting, you provide a narrative walk-through of the decision tree shown in Exhibit 88-16I of EITF 88-16. Please also ensure the disclosure is clear in terms of how options in Maidenform, Inc. and/or options in MF Acquisition
Corporation affect the percentage of your investment in Maidenform,
Inc. that is measured using predecessor basis.
39. Please tell us supplementally why the pro forma amounts as presented here pursuant to SFAS 141 are materially different than the pro forma amounts as presented on page 35 pursuant to Article 11 of
Regulation S-X.





7.  Goodwill and Other Intangible Assets, page F-17
40. Please provide us supplemental support for your determination that your Maidenform and Flexees trademarks are properly classified as non-amortizing intangible assets. In doing so, please tell us why you believe consumer habits, typical product life cycles, competitive and other economic factors do not limit the useful lives of the trademarks. Also, tell us the remaining legal lives on both trademarks, discuss your intention to continuously renew the trademarks, discuss the cost of renewing the trademarks, and provide evidence supporting your ability to renew. Please refer to paragraph
11 of SFAS 142 for guidance.

15.  Stock Option Plans, page F-31
41. Please revise your range of exercise prices so that the highest exercise price in a range is not greater than 150% of the lowest exercise price. This is particularly important to the extent that certain options within a range are in-the-money, while other options within the range are not. See paragraph 48 of SFAS 123.
42. Please disclose, in more detail, the terms of the 2004
Rollover
Stock Option Plan, including any reduction in exercise price of the options rolled over. Also, disclose how you accounted for the re-priced, rolled-over stock options and the impact on your statements of income of such accounting. Tell us supplementally, in detail, the basis in GAAP for your accounting.
43. Please supplementally provide us with a schedule showing, in chronological order from May 11, 2004 to the most recent practicable date, the following information for each issuance of common stock, preferred stock, common stock options, preferred stock options and any other instrument that is convertible into common or preferred stock. Tell us the date of each issuance, the instrument issued, the number of shares/options issued, the exercise terms, the fair value of an underlying share of your common or preferred stock on each issuance date, how you determined the fair value of the underlying share on each date and the amount of expense recorded in your financial statements associated with each issuance.

If your expected IPO price is more than your estimated fair value on which compensation expense was measured (in part), supplementally explain, in detail, the rationale supporting your estimate of fair value. Discuss and quantify the intervening events that occurred between the issuance date and the date you filed your registration statement that increased the fair value of your stock. You may also want to provide us with details of any independent appraisals.



Furthermore, please tell us the first date you began discussions with any underwriter in which possible ranges of company value were discussed and provide us with those ranges and the related dates. We may have further comments after we review your response. We will not review any response until you provide us with your anticipated IPO price range.

17.  Income Taxes, page F-34
44. Please help us understand why non-deductible acquisition-related charges resulted in a significant reduction in your effective income tax rate.

20.  Valuation and Qualifying Accounts, page F-38
45. Please confirm to us supplementally that your inventory valuation allowances are only reduced as the related inventory is sold, and not based on changes in management`s judgment.

24.  Segment Information, page F-40
46. Please tell us whether the various distribution channels within
your wholesale reportable segment (such as department stores, national chains, mass merchants, and other specialty retail) represent distinct operating segments as discussed in paragraph 10 of
SFAS 131. If not, please tell us in detail how you made this determination. Based on your disclosures elsewhere in the document, it would appear that each of these distribution channels exhibits the
three characteristics of operating segments described in paragraph
10
of SFAS 131.

If these distribution channels represent operating segments that have been aggregated, please tell us in detail your basis for such aggregation. Refer to paragraph 17 of SFAS 131. We are particularly interested to understand how you determined these operations to have similar economic characteristics and distribution methods. With respect to economic similarity, please provide us supplementally the revenues and gross margin by distribution channel for each of the past 5 years which support the economic similarity of the channels.
In this connection we note that sales through the different distribution channels represent sales at differing price points, different trends affect the historical operating results of each of these channels, and your outlook for the various channels is also different.





Part II

Item 13.  Other Expenses of Issuance and Distribution
47. At a minimum, please fill in these sections with estimates of all of the expenses in your next amendment. You should be able to determine substantially all of this information at this time.

****

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Yong Kim at (202) 551-3323 or Robyn Manuel at
(202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please direct any other questions to Howard M. Baik at (202) 551-3317 or to me at (202) 551-
3720.

						Sincerely,



						H. Christopher Owings
						Assistant Director


cc (via fax):	Michael A. Woronoff, Esq.
		Brian B. Margolis, Esq.



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Steven N. Masket, Esq.
Maidenform Brands, Inc.
May 19, 2005
Page 12